EXHIBIT 99(a) Press Release dated September 3, 1997

NEWS
FOR IMMEDIATE RELEASE
#25-97
September 3, 1997


             GREEN MOUNTAIN POWER ANNOUNCES DIVIDEND REDUCTION

SOUTH BURLINGTON, Vt.  --   The Board of Directors of Green Mountain Power
Corporation today announced a reduction in the quarterly dividend from $0.53 per share to $0.275 per share on the Company's common stock. The dividend is payable September 30, 1997 to holders of record at the close of business on September 17, 1997. The new indicated annual dividend rate is $1.10 per share compared to the previous rate of $2.12 per share.

Regular quarterly dividends on Preferred Stock were also declared payable December 1, 1997 to holders of record at the close of business on November 21, 1997, as follows: 4.75% Class B, $1.1875; 7% Class C, $1.75; 9.375%
Class D, Series 1, $2.34375; 8.625% Class D, Series 3, $2.15625; and 7.32%
Class E, Series 1, $1.83.

The Company's common stock dividend payout has ranged from 94 to 96 percent of earnings over the past four years, and earnings for 1997 and 1998 are expected to be lower than 1996 earnings, according to Christopher L. Dutton, Green Mountain Power's President and Chief Executive Officer. Mr. Dutton said, "The lack of earnings growth by GMP over the past four years, and the likelihood of lower earnings this year and next indicate that the previous payout level is no longer advisable."

As earlier reported, GMP's earnings for the six months ended June 1997 were $0.75 per share, below the $0.96 per share earnings reported for the first six months of 1996. The decline in 1997 earnings reflects warmer than normal weather in the first quarter of 1997 and the impact of costs related to the development of the Company's retail energy marketing business, Green Mountain Energy Resources L.L.C. (GMER).

The Company's revised dividend policy, which incorporates a target payout ratio of 60 to 70 percent, reflects the greater risks facing the Company as a result of the changing environment for the electric utility industry.
This policy establishes a target payout that is in line with industry trends and is comparable to that of other similar companies in the utility industry. Mr. Dutton noted that the higher level of retained earnings will enhance GMP's ability to pursue growth opportunities.

On June 16, 1997, GMP filed a 16.7 percent retail rate increase request with the Vermont Public Service Board. Mr. Dutton said the Company delayed filing for the rate increase because the Vermont Legislature was actively considering electric restructuring proposals in its 1997 session that could have eliminated or reduced the requirement for higher rates. When the Legislature adjourned in June without passing restructuring legislation, GMP filed for higher retail rates to cover increased power costs and to seek a higher rate of return on common equity. "The delay in seeking a retail rate increase will impact earnings in 1998," Mr. Dutton said, "but after 1998 we expect a rebound in earnings by the core utility business. We believe the Vermont Public Service Board will conclude that GMP should continue to recover the costs of the Hydro-Quebec contract which represent the bulk of the need for increased rates."

Mr. Dutton said GMP also expects steady improvement in the performance of Mountain Energy, which has made successful investments in nine energy-related projects, and most recently bought an interest in Micronair, a company that holds patent rights in 35 states for a revolutionary wastewater treatment process. In addition, he said, GMP's 33 percent interest in GMER will result in growth opportunities for the Company from the emerging national retail energy markets. On August 6, 1997, the Company announced that the Sam Wyly Family had acquired a 67 percent interest in GMP's retail marketing business, GMER, in exchange for a $30 million investment commitment.

"We are committed to running each of the Company's business segments profitably or exiting the businesses that are not profitable, and to maintaining a sound financial base from which to work. Key to the Company's success will be reasonable rate relief, the availability of low cost interest to permit 'asset securitization' and a fair settlement of the industry restructuring process in Vermont. Our decision to reduce the dividend reflects a change in our outlook for earnings this year and next. However, we remain hopeful that a reasonable framework for deregulating the Vermont electric utility industry will be attained. The Company's management team is optimistic about the long-term earnings and shareholder value potential from the continued efficient operation of our distribution and transmission system, GMER's opportunities related to retail energy marketing, and further development of Micronair and other activities at our Mountain Energy subsidiary." Mr. Dutton said.


Forward looking statements in this release are made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, and are based on current expectations regarding important risk factors, including but not limited to (1) the level and timing of rate relief provided to the Company by the Vermont Public Service Board, (2) the impact upon the Company of the resolution of electric utility restructuring in Vermont, including the recovery of stranded costs and accounting treatment afforded the Company (as discussed in greater detail in the Company's "Management's Discussion and Analysis of Financial Condition and Results of Operation - Risk Factors" in its Quarterly Report on Form 10-Q for the quarter ended June 30, 1997), (3) the availability of low cost debt financing to permit "asset securitization", and (4) economic and market conditions and their impact on the operating results of the Company's unregulated business ventures, including Mountain Energy, Inc., and GMER. Accordingly, actual results may differ materially from those expressed in forward looking statements, and the inclusion of such statements should not be regarded as a representation by the Company or any other person that the results expressed therein will be achieved.